

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
Taryn J. Naidu
Chief Executive Officer
Rightside Group, Ltd.
5808 Lake Washington Blvd., Suite 300
Kirkland, WA

> **Re:** **Rightside Group, Ltd.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed June 9, 2014**
> **File No. 001-36262**

Dear Mr. Naidu:

We have reviewed your amended filing and response letter, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 95

1.   We note you disclose that the aftermarket and other revenue decreased due to declining advertising yields as experienced across the industry. Please explain in further detail how the advertising yields as experienced across the industry resulted in the decline of your revenue.

Security Ownership of Certain Beneficial Owners and Management, page 145

2.   Please disclose the persons who have or share voting and/or dispositive powers with respect to the Rightside shares held by legal entities such as those entities associated with Oak Investment Partners and Spectrum Equity.

Audited Combined Financial Statements

Combined Statements of Operations, page F-4

3.   Explain why the "Gain on other assets, net" is presented after "Income (loss) from continuing operations." We refer you to ASC 360-10-45-5. Indicate why this item is not considered part of your operations.

Notes to the Combined Financial Statements

3. Property and Equipment, page F-47

4.   We note that you explain that as of March 31, 2014, depreciation expense and software amortization includes acceleration of depreciation. However, you indicate in your property and equipment policy that depreciation is computed using the straight-line method over the estimated useful lives of the assets. Please tell us how the accelerated depreciation is consistent with your policy stating the use of the straight-line method.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert A. Koenig, Latham & Watkins LLP